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December 20, 2021	Matthew C. Micklavzina T +1 202 508 4636 matthew.micklavzina@ropesgray.com via edgar

Mr. John M. Ganley, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	MassMutual Access℠ Pine Point Fund (the “Fund”)

(File Nos. 333-256560 and 811-23700)

Dear Mr. Ganley:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by e-mail on December 3, 2021 relating to Pre-Effective Amendment No. 2 to the above-referenced registration statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Commission on November 24, 2021 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Staff’s comments are restated below and each is followed by the Fund’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

Prospectus

1.	Comment: In response to Comment 8.e in the Fund’s correspondence filing dated November 24, 2021 (the “Prior Correspondence”), the Fund tells the Staff that tax expenses of a wholly owned subsidiary would not be presented in the fee table. In the Staff’s view, expenses presented in the statement of operations must be presented in the fee table. Please confirm to the Staff that tax expenses of a wholly-owned subsidiary will be presented in the Other Expenses line item of the fee table.

Response: The Fund confirms that if a wholly-owned subsidiary incurs a tax expense, then such tax expense will be presented in the Fund’s consolidated Statement of Operations. Accordingly, the tax expenses of such wholly-owned subsidiary would be included in the Other Expenses line item of the Fund’s fee table.

Declaration of Trust

2.	Comment: In response to Comment 7.b. in the Prior Correspondence, the Fund represents that certain changes have been made to the disclosure concerning mandatory repurchases of shares by the Fund. Have corresponding changes been made to the Declaration of Trust?

Response: Corresponding changes will be made to the Declaration of Trust.

3.	Comment: In response to Comment 10 in the Prior Correspondence, the Fund represents that the Declaration of Trust has been amended. Please provide the Staff with a copy of the amended Declaration.

Response: A copy of the Amended and Restated Agreement and Declaration of Trust will be provided by email under separate cover.

*	*	*

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (202) 508 4636.

Very truly yours,

/s/ Matthew C. Micklavzina

Matthew C. Micklavzina

cc:	John Deitelbaum, MML Investment Advisers, LLC

Jill Nareau Robert, MML Investment Advisers, LLC

Andrew M. Goldberg, MML Investment Advisers, LLC

Gregory C. Davis, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP

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